May 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Vanessa Robertson

Tracie Mariner

Re:	MetaVia Inc. Form 10-K for Fiscal Year Ended December 31, 2024 File No. 001-37809

Ladies and Gentlemen:

Set forth below is the response of MetaVia Inc., a Delaware corporation (the “Company,” “we,” or “our”), to the comment made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 28, 2025 (the “Comment Letter”), that relates to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-37809), originally filed by the Company with the Commission on March 20, 2025.

To assist in your review, set forth below in bold is the comment of the Staff contained in the Comment Letter. Immediately below the comment is the response of the Company with respect thereto.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating expenses and loss from operations, page 68

1.	You disclose the following on page 66, “Our direct research and development expenses also include fees incurred under third-party license agreements. We use our employee and infrastructure resources across multiple research and development projects. We do not allocate employee costs and costs associated with our facilities, including depreciation or other indirect costs, to specific product candidates because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources to manage CMO and CRO activities. These employees work across multiple programs. We do not track our costs by product candidate.” Please provide revised disclosure to be included in future filings to address the following:

●	Revise to clarify the extent to which you track any research and development expenses by product or program, particularly including your direct expenses.
●	To the extent you do track any expenses, revise your future filings to break out the tracked research and development expenses by product candidate (e.g., DA-1241, DA-1726).
●	If you do not track any expenses by product or program, including your direct expenses, please disclose that fact and explain why not.
●	For all other research and development expenses, provide us with other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) for each period presented which should reconcile to total research and development expense on the Statements of Operations.

MetaVia Inc.

545 Concord Avenue, Suite 201

Cambridge, MA 02138

857.702.9600

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, commencing with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, the Company will provide the requested disclosure to clarify the extent to which the Company tracks any research and development expenses by product or program, particularly including the Company’s direct expenses, substantially in the form provided below, in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Key operating information–Research and development expenses.”

Research and development expenses

R&D expenses consist primarily of costs incurred in connection with the development of our product candidates. These expenses include:

Direct costs

●	expenses incurred in connection with the clinical development of our product candidates, including under agreements with third parties, such as clinical research organizations (“CROs”) and consultants;
●	the cost of manufacturing and storing drug products for use in our preclinical studies and clinical trials, including under agreements with third parties, such as consultants and Clinical Manufacturing Organizations (“CMOs”);
●	costs related to compliance with regulatory requirements; and
●	payments made under third-party licensing agreements, including the Shared Services Agreement with Dong-A (related party).

Indirect costs

●	employee-related expenses, including salaries, related benefits and stock-based compensation, for employees engaged in research and development functions; and
●	consulting and other expenses not directly tied to a product candidate.

MetaVia Inc.

545 Concord Avenue, Suite 201

Cambridge, MA 02138

857.702.9600

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

We recognize external development costs based on an evaluation of the progress toward completion of specific tasks using information provided to us by our service providers. This process involves reviewing contracts and purchase orders, communicating with our clinical research staff to identify services that have been performed on our behalf, and estimating the level of service provided and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense when the goods have been delivered or the services have been performed, or when it is no longer expected that the goods will be delivered, or the services rendered.

Our direct R&D expenses consist primarily of external costs, such as fees paid to CROs, CMOs, research laboratories and outside consultants in connection with our clinical development, quality assurance and quality control processes, manufacturing, and clinical development activities. Our direct research and development expenses also include fees incurred under third-party license agreements, including the Shared Services Agreement with Dong-A (related party). We utilize our employee and infrastructure resources across multiple research and development projects. We do not allocate employee costs and costs associated with our facilities, including depreciation or other indirect costs, to specific product candidates because these costs are deployed across multiple programs and, as such, are not separately classified. We utilize internal resources to manage CRO and CMO activities. These employees work across multiple programs. Our direct R&D expenses consist of (i) expenses attributable to our product candidates and (ii) certain other R&D expenses, including non-clinical and preclinical services or other R&D expenses that are not attributable to a single product candidate. Our indirect R&D expenses consist of (i) employment-related expenses for compensation and benefits, which are internal costs, and (ii) consulting expenses.

MetaVia Inc.

545 Concord Avenue, Suite 201

Cambridge, MA 02138

857.702.9600

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

Clinical development activities are central to our business model. We do not believe that our historical costs are indicative of the future costs associated with these programs, nor do they represent the costs of future programs we may initiate. Product candidates in later stages of clinical development generally have higher development costs than those in preclinical development or in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We have some control over the timing of these expenses, but costs may be difficult to control once clinical trials have commenced.

The successful development and commercialization of our product candidates are highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. Additionally, because of the risks inherent in novel treatment discovery and development, we cannot reasonably estimate or know:

●	the timing and progress of preclinical and clinical development activities;
●	the number and scope of preclinical and clinical programs that we decide to pursue;
●	our ability to maintain our current development programs and to establish new ones;
●	establishing an appropriate safety profile with IND-enabling studies;
●	successful patient enrollment in, and the initiation and completion of, clinical trials;
●	the successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;
●	the receipt of regulatory approvals from applicable regulatory authorities;
●	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
●	our ability to establish new licensing or collaboration arrangements;
●	establishing agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if any of our product candidates is approved;
●	development and timely delivery of clinical-grade and commercial-grade drug formulations that can be used in our clinical trials and for commercial launch;
●	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
●	launching commercial sales of our product candidates, if approved, whether alone or in collaboration with others;
●	maintaining a continued acceptable safety profile of the product candidates following commercialization; or
●	the effect of competing technological and market developments.

A change in the outcome of any of these variables with respect to the development of our product candidates could significantly change the costs and timing associated with the development of that product candidate.

The Company further advises the Staff that in future filings, commencing with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, the Company will provide the requested disclosure to break out the tracked research and development expenses by product candidate and to provide quantitative and qualitative disclosure that provides more transparency as to the type of research and development expenses incurred for each period presented, substantially in the form of the table provided below, as well as narrative disclosure accompanying such table tailored to the results for each period presented, in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Results of operations- Three months ended March 31, 2025 compared to three months ended March 31, 2024- Total operating expenses and loss from operations.” We will include similar tables

MetaVia Inc.

545 Concord Avenue, Suite 201

Cambridge, MA 02138

857.702.9600

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

and accompanying narrative disclosure in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K on a prospective basis.

Total operating expenses and loss from operations

Our total operating expenses and loss from operations for the three months ended March 31, 2025 were $     million, [an increase / a decrease] of $      million, or      %, compared to the three months ended March 31, 2024. This [increase / decrease] was attributable to [higher / lower] R&D expenses and [higher / lower] general and administrative expenses for the three months ended March 31, 2025. Our R&D expenses were $   million for the three months ended March 31, 2025, [an increase / a decrease] of $   million, or   %, compared to the three months ended March 31, 2024. Our general and administrative expenses were $    million for the three months ended March 31, 2025, [an increase / a decrease] of $    million, or     %, compared to the three months ended March 31, 2024.

The following table summarizes our R&D expenses for the three months ended March 31, 2025 and 2024 (in thousands):

	Three Months Ended March 31,
	2025	2024
Direct costs
DA-1241	$	$
DA-1726
Other R&D costs
Indirect costs
Employee compensation and benefits
Consulting expenses
Total research and development

This $    million [increase / decrease] in R&D expenses reflects [increased / decreased] R&D activities related to Phase 2a clinical trial for DA-1241 and [increased / decreased] R&D activities related to Phase 1 trial for DA-1726 for 2024 as compared to the three months ended March 31, 2024. Specifically, the [increase / decrease] in R&D expenses was primarily attributable to (i) $       million in [higher / lower] direct R&D expenses related to DA-1241 product development and (ii) $       million in [higher / lower] direct other R&D costs. These [increases / decreases] were partially offset by (i) $       million in [higher / lower] direct R&D expenses related to DA-1726 product development and (ii) $       million in [higher / lower] indirect R&D expenses related to employee compensation and benefits. Included in direct R&D costs were expenses totaling $       million and $       million for the three months ended March 31, 2025 and 2024, respectively, related to investigational drug manufacturing, non-clinical and preclinical costs incurred under the Shared Services Agreement with Dong-A (related party).

The $    million [increase / decrease] in general and administrative expenses was primarily attributable to (i) $    million in [higher / lower] consulting expenditures and (ii) $    million in [higher / lower] other G&A expenses. These [increases / decreases] were partially offset by $    million in [lower / higher] employee compensation and benefits.

********

As requested, in connection with responding to the Staff’s comments, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please feel free to contact the undersigned should you have any questions or comments at (646) 770-5179, or in my absence, Marshall H. Woodworth, the Company’s Chief Financial Officer at (919) 749-8748.

MetaVia Inc.

545 Concord Avenue, Suite 201

Cambridge, MA 02138

857.702.9600

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

[Signature Page Follows]

MetaVia Inc.

545 Concord Avenue, Suite 201

Cambridge, MA 02138

857.702.9600

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 2, 2025

Sincerely,

/s/ Hyung Heon Kim
Hyung Heon Kim
President and Chief Executive Officer

 cc: Marshall H. Woodworth, Chief Financial Officer

     MetaVia Inc.

Phillip D. Torrence, Esq.

Joshua W. Damm, Esq.

     Honigman LLP

60320847